GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES FIRST QUARTER 2006 FINANCIAL RESULTS AND UPDATES GUIDANCE

Calgary, Alberta (GCE-TSX) August 10, 2005 – Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") announced today its financial and operating results for the three months ended June 30, 2005 and updated its guidance for the fiscal year ended March 31, 2006.

- The net loss for the first quarter of 2006 was $12.2 million. During the quarter, Grande Cache Coal invested $7 million in capital projects.

- During the first quarter sales were 0.1 million tonnes due to the timing of vessels. In the month of July 0.2 million tonnes were sold, with 0.4 million tonnes indicated for the second quarter.

- The Corporation is revising its metallurgical coal sales guidance for the fiscal year from 1.7 million tonnes to 1.6 million tonnes and its oxidized coal sales guidance from 0.3 million tonnes to 0.2 million tonnes. The Corporation has commitments to sell its entire 2006 fiscal year metallurgical coal production at an average price of U.S.$110 per tonne, combining carryover pricing, trial cargos and 2006 contract year prices of U.S.$125 per tonne.

- The Corporation is increasing its cost guidance from earlier estimates of $70 per tonne to an average cost of sales of approximately $80 per tonne for the current fiscal year due to first quarter costs exceeding prior estimates and production delays encountered in the first quarter. The Corporation expects to achieve an average cost of sales of $70 per tonne for the fourth quarter of the current fiscal year.

"Sales volumes in the second quarter of 2006 have increased and regular vessel nominations are now being received. We are continuing market development work to diversify our customer base and have seen increased interest from Eastern Canada as well as export markets" said Robert Stan, President and Chief Executive Officer. "Several external factors converged in the first quarter that impacted our operations and we have revised our guidance accordingly. We remain optimistic that future periods will see significant improvement and are confident that we will achieve an average cost of sales of $70 per tonne for the fourth quarter of this year."

The Corporation also announces the appointment of David Passfield as the General Manager, Grande Cache Operations effective August 1, 2005. David Passfield will report to Eugene Wusaty, Vice-President Operations and Chief Operating Officer. "With over 25 years of mining experience, Dave brings a depth of experience to our operations team" said Eugene Wusaty.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache Coal's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2005, and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") for the fiscal year ended March 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of August 8, 2005.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(millions of dollars)	**June 30 2005**	**March 31 2005**
Balance Sheet		
Total assets	85.5	100.2
Long-term liabilities	3.2	2.3
Shareholders' equity	69.3	79.9

(millions of dollars, except per share amounts)	**Three months ended June 30 2005**	**Three months ended June 30 2004**
Income Statement		
Revenue	9.7	0.1
Cost of sales	19.9	-
Net loss	(12.2)	(0.5)
Basic and diluted net loss per share	(0.30)	(0.02)

(millions, except per tonne amounts)	**Three months ended June 30 2005**	**Three months ended June 30 2004**
Statistics		
Clean coal production	0.2	-
Coal sales	0.1	-
Average sales price ($/tonne)	81	[illegible]
Average cost of sales ($/tonne)	172	-
Average cost of production ($/tonne)	110	-

Revenue

The Corporation earned revenue of $9.4 million on 0.1 million tonnes of coal sales in the quarter ended June 30, 2005. The low sales volume level experienced in the quarter was due primarily to the slippage of customer vessels from the first to second quarter. A portion of this slippage was due to a temporary, overall reduction in quarterly shipments taken by customers across the industry, as well as the delay in customer vessel nominations for Grande Cache Coal specifically, resulting from the rail service issues experienced by the Corporation last year. Due to the inconsistency of rail service, customers were reluctant to nominate vessels until coal was at the port. As rail service has improved and stabilized allowing the Corporation to maintain adequate inventory at the port, the number of customer vessels scheduled has increased substantially and regular cargos are now built into customer vessel schedules.

The average sales price achieved in the quarter on U.S. dollar denominated sales was U.S.$64. All coal sales in the quarter were carryover tonnage to the export market. At June 30, 2005, the Corporation had 0.2 million tonnes of

coal at port awaiting customer vessels, which equaled the volume sold in the month of July. Sales of carryover contract tonnage are substantially complete, with only minor volumes for one customer remaining.

The Corporation had no sales revenue in the first quarter of 2005, as operations had not yet begun. Interest and other revenue of $0.3 million in the first quarter of 2006 consisted primarily of interest earned on short term investments, compared to $0.1 million in 2005.

Cost of sales

Total cost of sales for the quarter was $19.9 million or $172 per tonne. This consisted of cost of product sold of $17.1 million ($147 per tonne) and distribution costs of $2.9 million ($25 per tonne). In this case due to the low sales volumes experienced in the quarter, the cost of product sold is not as indicative of the results of operations as the cost of production.

Cost of coal produced in the quarter was $110 per tonne. The cost of production in the quarter was expected to be high relative to the rest of the fiscal year due to the continued high strip ratio in the surface mine, development work underway in the underground mine, and lower yields. In keeping with mine plans, the surface mine strip ratio is anticipated to decline markedly over the course of the year. As the Corporation does not capitalize stripping activities, mining costs are correlated to the rise and fall of strip ratios in the surface mine. First quarter costs reflect mining at a strip ratio this is 50% above the anticipated average strip ratio for the fiscal year. The Corporation is also maintaining its focus on implementing cost control and productivity improvements in the surface mine, and continues to work with the surface mine contractor to achieve these improvements.

Higher cost activities underway in the underground mine to develop production areas continued throughout the quarter, with lower costs anticipated later in the year due to productivity gains as these production areas are depillared. The delay in delivery of an additional piece of underground mining equipment also contributed to costs which were higher than expected in the quarter. The equipment is now scheduled for delivery in September, and once in place should increase production levels in the underground mine resulting in further improvement to unit costs.

Costs in the first half of the quarter were consistent with expectations, however bad weather, in particular rain and cold in late May and June, led to mining difficulties and production delays which increased costs and negatively affected the quarter. As well as the production delays caused by the poor weather conditions, the higher costs are also partially attributable to the rising cost of diesel fuel and natural gas. The competitive atmosphere across the Canadian resource industry for the services of consultants, contractors and equipment and service providers has also continued to contribute to the high costs experienced by the Corporation.

Other Expenses

General and administrative expenses were $1.3 million during the first quarter of 2006, an increase of $0.7 million from $0.6 million in 2005, reflecting the fact that operations had not commenced in the first quarter of 2005. General and administrative expenses incurred in the quarter consisted of customary overhead charges, including non-cash charges of $0.3 million for stock-based compensation. Depreciation, depletion and accretion charges were $0.4 million for the quarter.

Liquidity and Capital Resources

As at June 30, 2005, the Corporation's cash and cash equivalents position was $8.5 million. During the quarter, the Corporation's cash position declined $26.9 million as $6.9 million was used in investing activities, while operations resulted in a decrease in cash position of $18.9 million driven largely by a $9.2 million increase in inventory. Financing activities resulted in a cash use of $1.1 million in the quarter.

Investing activities accounted for a cash use of $6.9 million in the quarter, compared to $1.8 million in the prior year. Additions to equipment were the primary investing activities during the first quarter, with $3.6 million relating to progress payments on mining equipment commitments.

Cash used in operating activities was $18.9 million in the quarter, due to the Corporation's net loss of $12.2 million and the net change in non-cash working capital related to operations of $7.7 million. Most of the change in non-cash working capital was due to the $9.2 million increase in inventory in the quarter. Cash used in operations was $0.6 million in the first quarter of 2005, when the Corporation had not yet commenced production.

Financing activities resulted in a cash use of $1.1 million in the first quarter of 2006. Repayments of the notes payable were $2.3 million and proceeds on the issuance of share capital from the exercise of warrants was $1.3 million. Cash provided by financing activities totaled $58.8 million in the prior year due to proceeds from the initial public offering and issuance of the notes payable.

At June 30, 2005, the Corporation had sufficient cash and cash equivalents to fund working capital requirements and short-term development activities. The Corporation expects to maintain sufficient inventory levels to meet customer requirements and generate sufficient cash to fund working capital requirements. The Corporation does not hold any long term debt and there were no off-balance sheet financing structures in place at June 30, 2005. The only long term liabilities of the Corporation are asset retirement obligations with a present value of $3.2 million. These amounts are covered by a cash deposit of $0.1 million and letters of credit totaling $5.3 million provided to the Alberta Government, which are presently secured by cash.

The Corporation has commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process.

Outlook

Operations

The Corporation continues to progress through the expected high strip ratio period in the surface mine and continues to drive production headings in the underground mine. The high strip ratio mining in the No. 12S B2 mine is expected to decline late in the 2nd quarter and the depillaring activities in the underground mine are anticipated to commence in the 3rd quarter. These activities will increase coal production and reduce the unit cost of coal production in both mining areas.

In addition, the operations have completed a vacation and maintenance shutdown in early July. During the shutdown both routine maintenance and upgrades were completed on the processing facility to improve operating efficiency and availability. The delivery of a third roof bolter for our underground operations has been delayed several weeks, but is expected in September and will increase the operating capacity of the underground operation.

The rail service has continued to improve, increasing productivity through reduced cycle times and adding additional capacity to their fleets. The Corporation expects the level of service to continue to improve and that the railway will be able to meet all transportation requirements in the current fiscal year.

Increases in the costs of diesel, natural gas, maintenance parts, labour and contract services continue to have an adverse affect on mining costs. Grande Cache Coal remains focused on reducing operating costs and improving productivity in all areas of the operation. Key operating variables, including strip ratios, processing yields and equipment productivity are critical items in the cost structure of the mining operation.

As the strip ratio in the surface mine declines, underground coal production increases as a result of depillaring and additional mining equipment and more coal is cleaned through the processing facilities, the production costs per

tonne are expected to decline. The Corporation is increasing its cost guidance to an average cost of sales of approximately $80 per tonne for the current fiscal year from earlier guidance of $70 per tonne. Poor operating conditions in the first quarter, delays in receiving additional underground mining equipment and the continued rising cost of mining and processing input costs all contributed to the increase. The sales guidance for the current fiscal year is being reduced to 1.6 million tonnes of metallurgical coal and 0.2 million tonnes of oxide coal from earlier guidance of 1.7 million tonnes and 0.3 million tonnes, respectively, which reflects these same delays and operating conditions. Mine plans and equipment requirements are being reexamined to optimize production.

Metallurgical Coal Markets

While shipments were minimal in the first quarter of the current fiscal year, customers are now indicating regular shipments looking forward. In the month of July, the Corporation sold 0.2 million tonnes of metallurgical coal and vessel indications for the second quarter are currently 0.4 million tonnes.

The Corporation has commitments to sell the entire 2006 fiscal year metallurgical coal production, primarily into Japanese and Korean steel mills at an average price of U.S.$110 per tonne, combining carryover pricing, trial cargos and 2006 contract year prices of U.S.$125 per tonne. Trial cargos are being pursued with several steel mills to diversify the Corporation's customer base and to establish customers for future expansion production. A trial cargo has been confirmed for the second quarter to an Eastern Canadian steel manufacturer at market rates.

The global demand for metallurgical coking coal remains strong and is expected to remain strong in the near term. The worldwide supply of metallurgical coal remains tight and new production has been slow to increase supply. Substantial growth in hard coking coal supply is not expected to materialize in the near term due to the current rail and port capacity issues in Australia and Canada, as well as the global shortage of large scale mining equipment. This continued shortage of high quality metallurgical coal is expected to maintain strong coal market fundamentals. Although there have been some announcements of reductions in steel production, it is expected to be a short term slow down and the global steel industry continues to be strong.

Capital Expenditures

Sustaining and continued refurbishment capital expenditures continue to be estimated at $10 million in the 2006 fiscal year. In addition, the Corporation also anticipates capital expenditures of $5 million for the completion of the ongoing expansion feasibility study. The feasibility study is also examining the various options to reactivate the tunnelway. The Corporation will update capital spending related to the tunnelway refurbishment upon completion of detailed engineering studies.

The Corporation is continuing planning and permitting activities for the No. 8 mine. An updated reserve and resource estimate in accordance with National Instrument 43-101 was completed and filed in June 2005, which increased the recoverable coal reserves for the area to 13.2 million tonnes. It is anticipated that Grande Cache Coal will purchase a fleet of mining equipment to operate the mine and has entered into letters of intent with major equipment manufacturers for the purchase of a mining shovel, a drill and haul trucks. Discussions are ongoing for other support equipment, including loaders and dozers. Upon receipt of all necessary regulatory and Board of Director approvals, the Corporation intends to undertake development of the No. 8 mine with contract equipment in advance of purchased equipment arriving onsite. The Corporation will update capital spending related to the No. 8 mine upon the completion of the detailed engineering studies and final mine plans. Financing options for the purchase of this equipment are also currently under consideration. Options include traditional debt financing, capital or operating lease arrangements, equipment manufacturer's financing, customer financing or a transaction in the equity market.

Other Information

The Corporation has appointed David Passfield as the General Manager in charge of site operations effective August 1, 2005. David Passfield has over twenty-five years of experience in the mining industry, most recently with a large Canadian mining company.

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, export trade credit insurance may be used to provide security for non-payment on certain coal sale transactions.

As at August 8, 2005, there were 40,618,690 shares issued and outstanding, and the following share options were also outstanding:

Share Options Outstanding	Number Granted	Number Vested	Exercise Price	Expiry Date
	1,325,000	441,667	$1.00	March 21, 2009
	200,000	125,000	$3.70	July 21, 2009
	75,000	25,000	$3.70	August 8, 2009
	205,000	75,000	$11.56	March 15, 2010
	55,000	30,000	$9.08	June 9, 2010
Total	1,860,000	696,667	$2.80	

There are also 1,471,000 warrants outstanding, exercisable at a price of $16.25 per share on or before February 27, 2006.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2005, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

	June 30 2005 (Unaudited)	March 31 2005 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 8,536	$ 35,455
Restricted cash (note 2)	8,705	9,666
Accounts receivable and prepaid expenses	1,921	4,954
Inventory (note 3)	20,061	10,838
	39,223	60,913
Deposit for future reclamation expenditures	82	82
Mineral properties and development	20,052	18,450
Buildings and equipment	26,129	20,775
	$ 85,486	$ 100,220
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 11,485	$ 14,302
Notes payable (note 4)	1,423	3,647
	12,908	17,949
Asset retirement obligations (note 5)	3,229	2,338
	16,137	20,287
Shareholders' Equity		
Share capital (note 6)	101,272	99,751
Contributed surplus	1,331	1,275
Deficit	(33,254)	(21,093)
	69,349	79,933
	$ 85,486	$ 100,220

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Loss and Deficit
(thousands of Canadian dollars, except per share amounts)

		Three months ended June 30 2005		Three months ended June 30 2004
		(Unaudited)		(Unaudited)
Revenue				
Sales	$	9,401	$	-
Interest and other		256		137
		9,657		137
Expenses				
Cost of product sold		17,082		-
Distribution		2,903		-
General and administrative		1,338		597
Interest on notes payable		-		24
Depreciation, depletion and accretion		430		9
		21,753		630
		(12,096)		(493)
Taxes		(65)		-
Net loss		(12,161)		(493)
Deficit, beginning of period		(21,093)		(2,154)
Deficit, end of period	$	(33,254)	$	(2,647)
Net loss per share (note 7)				
Basic and diluted	$	(0.30)	$	(0.02)

See accompanying notes to the consolidated financial statements.

Grande Cache Coal Corporation
Consolidated Statements of Cash Flows
(thousands of Canadian dollars)

	Three months ended June 30 2005 (Unaudited)	Three months ended June 30 2004 (Unaudited)
Cash provided by (used for)		
Operating activities		
Net loss	$ (12,161)	$ (493)
Items not affecting cash		
Stock-based compensation (note 8)	318	85
Unrealized foreign exchange loss	204	-
Depreciation, depletion and accretion	430	9
	(11,209)	(399)
Net change in non-cash working capital relating to operating activities	(7,658)	(214)
	(18,867)	(613)
Financing activities		
Proceeds on issuance of share capital (note 6)	1,260	57,200
Proceeds on issuance of notes payable (note 4)	-	5,335
Repayment of notes payable (note 4)	(2,329)	-
Share issuance costs	-	(3,553)
Net change in non-cash working capital relating to financing activities	-	(179)
	(1,069)	58,803
Investing activities		
Additions to mineral properties and development	(1,245)	(313)
Additions to buildings and equipment	(5,688)	(1,714)
Restricted cash (note 2)	933	(341)
Net change in non-cash working capital relating to investing activities	(912)	578
	(6,912)	(1,790)
Effect of foreign exchange on cash and cash equivalents	(71)	-
(Decrease) increase in cash and cash equivalents	(26,919)	56,400
Cash and cash equivalents, beginning of period	35,455	337
Cash and cash equivalents, end of period	$ 8,536	$ 56,737

See accompanying notes to the consolidated financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2005.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report for the year ended March 31, 2005.

Reclassification

Certain prior year's figures have been reclassified to conform to the presentation adopted in the current year.

2. Restricted Cash

Cash secured letters of credit in the amount of $5,319 were provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of reclamation for the Corporation's mining areas, processing facilities and surrounding infrastructure. In addition, cash secured letters of credit of $512 were provided to service providers and a cash secured letter of credit was outstanding as security for the notes payable.

3. Inventory

	June 30 2005	March 31 2005
Coal inventory	$ 19,377	$ 10,478
Materials inventory	684	360
Total	$ 20,061	$ 10,838

4. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004, with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by September 30, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance U.S.$4,000 to the Corporation. As the advance was denominated in U.S. dollars, changes in the U.S./Canadian dollar exchange rate impact the carrying value of the note.

Repayment of the advance occurs through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. During the first quarter of 2006, U.S.$1,854 (U.S.$2,839 to date) was repaid. The agreement limited interest charges to U.S.$100, which was paid in 2005.

As security for this advance, the Corporation granted the Trading Co. a letter of credit in the amount of the outstanding balance. The Corporation must repay the advance not later than September 30, 2005, and has the option to repay, without penalty, the outstanding balance of the advance at any time and thereafter obtain discharge of the letter of credit.

5. Asset Retirement Obligations

Future asset retirement obligations were calculated based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $3,229 as at June 30, 2005, based on a total future liability of $6,975. The Corporation's credit adjusted risk free rates range from 5.5% to 7.6% depending on the term of estimated years to reclamation.

The following table reconciles the Corporation's asset retirement obligations:

		Three months ended June 30 2005
Balance – March 31, 2005	$	2,338
Increase in liability		853
Accretion expense		38
Balance – June 30, 2005	$	3,229

6. Share Capital

Authorized

Unlimited common shares
Unlimited preferred shares, issuable in series

Issued

(thousands)	Number		Stated Value
Common shares			
Balance – March 31, 2005	40,134	$	106,798
Shares issued on exercise of warrants	485		1,521
Balance – June 30, 2005	40,619		108,319
Less: Share issuance costs			7,047
		$	101,272

In the first quarter of 2005, 485 thousand agents' warrants were exercised for cash proceeds of $1,260. On exercise of these warrants, $261 was credited to share capital from contributed surplus.

7. Net Loss per Share

The following reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. The effect of all option and warrant exercises would be anti-dilutive to the loss per share.

	Three months ended June 30 2005	Three months ended June 30 2004
Weighted average shares outstanding – basic and diluted	40,432	22,436
Net loss	$ (12,161)	$ (493)
Net loss per share:		
Basic and diluted	$ (0.30)	$ (0.02)

8. Stock-Based Compensation

The Corporation has a share option plan, pursuant to which the Board of Directors or a committee thereof may from time to time grant options to purchase common shares. Total stock-based compensation expense included in general and administrative expenses for the quarter was $318 and was a result of the Corporation's share option plan.

Share options to purchase 55 thousand common shares at an exercise price of $9.08 were granted to employees of the Corporation under the Corporation's share option plan on June 10, 2005. The share options were priced at the trading price of the Common Shares on the date of the grant and have a five year term. Share options to purchase 30 thousand of the common shares vested immediately and options to purchase 25 thousand of the common share options are subject to a two year vesting period.

The fair value of each share option granted is estimated on the date of the grant using the Black-Scholes option pricing model, using an estimated volatility at the time of each grant between 42% and 50%, risk-free interest rates of 3% and expected lives of five years.

Details of the share options outstanding are as follows:

	Common Shares	
(thousands of shares)	Number	Weighted Average Exercise Price
Outstanding – March 31, 2005	1,805	$ 2.61
Granted	55	9.08
Cancelled	-	-
Exercised	-	-
Outstanding – June 30, 2005	1,860	$ 2.80

Details of the share options exercisable at June 30, 2005 are as follows:

	Common Shares	
(thousands of shares)	**Number**	**Weighted Average Exercise Price**
	442	$ 1.00
	150	3.70
	75	11.56
	30	9.08
	697	$ 3.07

Of the share options outstanding, 1,600 thousand options expire in 2009 and the remaining 260 thousand share options expire in 2010.

9. Commitments

The Corporation has made commitments to purchase a mining shovel and a drill from a major mining equipment manufacturer. The estimated total cost of the equipment is U.S.$16 million, with progress payments required over the course of the manufacturing process. To June 30, 2005, U.S.$3.1 million in progress payments have been paid.

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 705-3803
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains certain forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache Coal or may be accessed on Grande Cache Coal's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.